SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

TELOS CORPORATION
(Name of Issuer)
12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value
(Title of Class of Securities)
87969B200
(CUSIP Number)
106 Vine Avenue
Highland Park, Illinois 60035
Attention: Victor Morgenstern
Telephone no. (847) 432-6602
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 1, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No:	87969B200

1	NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victor Morgenstern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		50,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		50,000

WITH	10	SHARED DISPOSITIVE POWER

132,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

182,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%(2)

14	TYPE OF REPORTING PERSON

IN
(1) Includes 17,000 shares owned by Faye Morgenstern, 40,000 shares owned by Judd Morgenstern, 25,000 shares owned by the Jennifer Morgenstern Irrevocable Trust, 25,000 shares owned by the Robyn Morgenstern Irrevocable Trust and 25,000 shares owned by the Judd Morgenstern Irrevocable Trust. Victor disclaims beneficial ownership of the shares of Preferred Stock owned by Faye, Judd and the Trusts.
(2) Based on 3,185,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock outstanding, as reported in the Issuer’s Form 10-Q filed on March 4, 2009.

2

CUSIP No:	87969B200

1	NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Faye Morgenstern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		17,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

92,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

182,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%(2)

14	TYPE OF REPORTING PERSON

IN
(1) Victor Morgenstern shares dispositive power with respect to these shares. Includes 25,000 shares owned by the Jennifer Morgenstern Irrevocable Trust, 25,000 shares owned by the Robyn Morgenstern Irrevocable Trust and 25,000 shares owned by the Judd Morgenstern Irrevocable Trust. Faye disclaims beneficial ownership of the shares of Preferred Stock owned by the Trusts.
(2) Includes 50,000 shares owned by Victor Morgenstern, 40,000 shares owned by Judd Morgenstern and 25,000 shares owned by the Jennifer Morgenstern Irrevocable Trust, 25,000 shares owned by the Robyn Morgenstern Irrevocable Trust and 25,000 shares owned by the Judd Morgenstern Irrevocable Trust. Faye disclaims beneficial ownership of the shares of Preferred Stock owned by Victor, Judd and the Trusts.
(3) Based on 3,185,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock outstanding, as reported in the Issuer’s Form 10-Q filed on March 4, 2009.

3

CUSIP No:	87969B200

1	NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Judd Morgenstern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		40,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

115,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

182,000 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%(3)

14	TYPE OF REPORTING PERSON

IN
(1) Victor Morgenstern shares dispositive power with respect to these shares. Includes 25,000 shares owned by the Jennifer Morgenstern Irrevocable Trust, 25,000 shares owned by the Robyn Morgenstern Irrevocable Trust and 25,000 shares owned by the Judd Morgenstern Irrevocable Trust. Faye disclaims beneficial ownership of the shares of Preferred Stock owned by the Trusts.
(2) Includes 17,000 shares owned by Faye Morgenstern, 50,000 shares owned by Victor Morgenstern 25,000 shares owned by the Jennifer Morgenstern Irrevocable Trust, 25,000 shares owned by the Robyn Morgenstern Irrevocable Trust and 25,000 shares owned by the Judd Morgenstern Irrevocable Trusts. Judd disclaims beneficial ownership of the shares of Preferred Stock owned by Victor, Faye and the Trusts.
(3) Based on 3,185,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock outstanding, as reported in the Issuer’s Form 10-Q filed on March 4, 2009.

4

CUSIP No:	87969B200

1	NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jennifer Morgenstern Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		25,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

25,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

182,000 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%(3)

14	TYPE OF REPORTING PERSON

OO
(1) Victor Morgenstern shares dispositive power with respect to these shares.
(2) Includes 17,000 shares owned by Faye Morgenstern, 50,000 shares owned by Victor Morgenstern, 40,000 shares owned by Judd Morgenstern, 25,000 shares owned by the Robyn Morgenstern Irrevocable Trust and 25,000 shares owned by the Judd Morgenstern Irrevocable Trust. The Jennifer Morngenstern Trust disclaims beneficial ownership of the shares of Preferred Stock owned by Victor, Faye and Judd and the other Trusts.
(3) Based on 3,185,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock outstanding, as reported in the Issuer’s Form 10-Q filed on March 4, 2009.

CUSIP No:	87969B200

1	NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robyn Morgenstern Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		25,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

25,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

182,000 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%(3)

14	TYPE OF REPORTING PERSON

OO
(1) Victor Morgenstern shares dispositive power with respect to these shares.
(2) Includes 17,000 shares owned by Faye Morgenstern, 50,000 shares owned by Victor Morgenstern, 40,000 shares owned by Judd Morgenstern, 25,000 shares owned by the Jennifer Morgenstern Irrevocable Trust and 25,000 shares owned by the Judd Morgenstern Irrevocable Trust. The Robyn Morngenstern Trust disclaims beneficial ownership of the shares of Preferred Stock owned by Victor, Faye and Judd and the other Trusts.
(3) Based on 3,185,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock outstanding, as reported in the Issuer’s Form 10-Q filed on March 4, 2009.

CUSIP No:	87969B200

1	NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Judd Morgenstern Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		25,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

25,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

182,000 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%(3)

14	TYPE OF REPORTING PERSON

OO
(1) Victor Morgenstern shares dispositive power with respect to these shares.
(2) Includes 17,000 shares owned by Faye Morgenstern, 50,000 shares owned by Victor Morgenstern, 40,000 shares owned by Judd Morgenstern, 25,000 shares owned by the Jennifer Morgenstern Irrevocable Trust and 25,000 shares owned by the Robyn Morgenstern Irrevocable Trust. The Judd Morngenstern Trust disclaims beneficial ownership of the shares of Preferred Stock owned by Victor, Faye and Judd and the other Trusts.
(3) Based on 3,185,586 shares of 12% Cumulative Exchangeable Redeemable Preferred Stock outstanding, as reported in the Issuer’s Form 10-Q filed on March 4, 2009.

     This Amendment (the “Amendment”) modifies the Schedule 13D filed on January 20, 2005 (i) Victor Morgenstern (“Victor”), (ii) Faye Morgenstern (“Faye”), (iii) Judd Morgenstern (“Judd”), (iv) the Jennifer Morgenstern Irrevocable Trust (the “Jennifer Trust”), (v) the Robyn Morgenstern Irrevocable Trust (the “Robyn Trust”) and (vi) the Judd Morgenstern Irrevocable Trust (the “Judd Trust”).
     This Schedule 13D is hereby amended as follows:
Item 5. Interest in Securities of the Issuer
     On January 1, 2007, the Morningstar Trust Faye Morgenstern Trustee U/A 02/21/81 distributed its 75,000 shares as follows: (i) 25,000 shares to the Jennifer Trust, (ii) 25,000 shares to the Robyn Trust and (iii) 25,000 shares to the Judd Trust.
No further amendments to this Schedule 13D are made.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 10, 2009

/s/ Faye Morgenstern
Faye Morgenstern

/s/ Judd Morgenstern
Judd Morgenstern

/s/ Victor Morgenstern
Victor Morgenstern

Jennifer Morgenstern Irrevocable Trust
By:	/s/ Faye Morgenstern
	Name:	Faye Morgenstern
	Title:	Trustee

Robyn Morgenstern Irrevocable Trust
By:	/s/ Faye Morgenstern
	Name:	Faye Morgenstern
	Title:	Trustee

Judd Morgenstern Irrevocable Trust
By:	/s/ Faye Morgenstern
	Name:	Faye Morgenstern
	Title:	Trustee